

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 18, 2009

<u>VIA U.S. MAIL</u>

Mark P. Dentinger
Chief Financial Officer
KLA-Tencor Corporation
One Technology Drive
Milpitas, California 95035

>   **Re: KLA-Tencor Corporation**
>   **Form 10-K for the year ended June 30, 2009**
>   **Filed August 7, 2009**
>   **File No. 000-09992**

Dear Mr. Dentinger:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Jeff Jaramillo
>   Accounting Branch Chief